Mail Stop 4561

January 11, 2006

Robert A. Morrison IV
President
Id-CONFIRM, Inc.
1800 Boulder Street, Suite 400
Denver, CO 80211-6400

> **Re:** **id-CONFIRM, Inc.**
> **Registration Statement on Form SB-2**
> **Filed December 15, 2005**
> **File No. 333-130329**
>
> **Form 10-KSB for the fiscal year ended June 30, 2005**
> **Form 10-QSB for the quarter ended September 30, 2005**
> **File No. 0-50489**

Dear Mr. Morrison:

We have limited our review of the above filings to the matters addressed in the comments below. Please respond to our comments that pertain to your periodic reports within ten business days of the date of this letter. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

Selling Stockholder, page 13

1.   Please expand the filing to describe the material transactions and relationships between id-Confirm and the selling stockholders during the past three years. See Item 507 of Regulation S-B. The transactions whereby the debentures and/or warrants relating to shares to be resold were issued should be described in materially complete terms. In this regard, we note that you filed four current reports on Form 8-K disclosing various developments in the completion of these two unregistered offerings. From these reports, it appears that as many as four investors actually received their debentures and warrants in an unregistered offering completed on October 27, 2005, and that sometime after the closing of the November 14th and 22nd unregistered offerings it was determined that additional warrants were owed to each investor in those offerings. Please revise to disclose the basic terms of all such issuance transactions, including the dates the transactions took place, the material terms of the transactions, the parties who participated in the transactions and the number of debentures and/or warrants received by them. Please provide us with a detailed description of the events that resulted in two of the investors in the October 27th transaction receiving a refund of their investment and the inadvertent error in the calculation of the warrants issuable to investors, which resulted in you granting an additional 112,539 long-term and 112,539 short-term warrants to the investors.

2.   Please revise to state, if true, that the natural person(s) named in footnotes (5), (6), (9), and (14) exercise voting and/or dispositive powers over the shares being offered by Crescent (International) Ltd., Omicron Master Trust, Double U Master Fund, and Bristol Investment Fund. See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

Plan of Distribution, page 16

3.   Tell us what steps you have implemented to ensure that each of the selling stockholders will conduct the distribution in accordance with Regulation M. See paragraph (b)(7) of Rule 461.

4.   You indicate that the selling shareholders may create short positions in your common stock in connection with the offering. Please advise us that id-Confirm and the selling shareholders are aware of CF Tel. Interp. A.65.

Private Placements, page 17

5.   Your disclosure on pages 17 and 18 does not appear to set forth the material terms of the debentures and the warrants. For example, both types of warrants include a cashless exercise features and exercise limitations. See Sections 2(c) and (d) of exhibits 10.9 and 10.12. As further examples of terms of the securities that do not appear to be described, it appears that the debentures have conversion limitations (Section 4(c)(ii) of exhibit 10.7), as well as monthly redemption (Section 6(a)) and forced conversion (Section 6(c)) features. Consistent with the requirements of Items 507 and 508, please expand to describe all material terms of the debentures and warrants. Finally, you should also revise to describe the material terms of the "adjustments" to which the conversion and exercise terms of the debentures and warrants are subject to.

Part II

Recent Sales of Unregistered Securities, page 37

6.   We note the current report on Form 8-K filed October 27, 2005, discloses an unregistered sale of equity securities. You have not disclosed that transaction in this section. Please revise or advise.

Exhibits, page 37

7.   We note that many of your exhibits are filed as "form of." Please ensure that your next amendment attaches as exhibits the final versions of all instruments that define the rights of holders of the equity or debt securities that you are registering. See Item 601(b)(4)(i) of Regulation S-B. If the agreements entered into by the selling shareholders named in the prospectus are substantially identical in all material respects except as to the parties thereto, the dates of execution or other details, you need file a copy of only one of each agreement, with a schedule identifying the date of investment, the name of each investor, the amount of debenture/warrants issued to each investor and any other material details in which the agreements with each investor differ from the document that is filed.

8.   We also note from your current report on Form 8-K, filed November 15, 2005, that the terms of the short- and long-term warrants were revised in conjunction with November 14, 2005 unregistered offering. It does not appear that you have filed any documents setting forth the revisions to exhibits 10.9 and 10.12. Please file such amendments to these exhibits or advise.

Undertakings, page 39

9.   Rule 415 and the associated undertaking of Item 512(a) of Regulation S-B were recently amended. Revise to include all undertakings required by Item 512(a) of Regulation S-B, as currently in effect.

Form 10-KSB for the fiscal year ended June 30, 2005

Item 9A. Disclosure of Controls and Procedures, page 34

10.   Your disclosure states that your president concluded that your disclosure controls and procedures are effective as of the end of the period covered by this report. However, Item 307 of Regulation S-B requires disclosure regarding the conclusions of an issuer's principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of the issuer's disclosure controls and procedures. Since Bonnie McNamara signed the Item 302 certifications filed with your Form 10-KSB as the principal financial officer, tell us the role, if any, that Ms. McNamara took in the evaluation of and conclusions regarding the effectiveness of your disclosure controls and procedures. In addition, please revise your disclosure to set forth the conclusions of both your principal executive and principal financial officers as to the effectiveness of your disclosure controls and procedures. This comment also applies to your Item 3 disclosure on page 17 of the Form 10-QSB for the quarter ended September 20, 2005.

11.   We note that it appears that the Form 12b-25 notification of late filing relating to your Form 10-QSB for the quarter ended March 31, 2005, was not filed within one day of the date on which that report was required to be filed. As a result of this notification not being provided in a timely manner, it appears that you were late in filing your Form 10-QSB for that period. Tell us what consideration, if any, you gave to the untimely filing of this report in evaluating the effectiveness of your disclosure controls and procedures given that one aspect of effective disclosure controls and procedures is that reports be filed within the time periods required by the Commission's rules and forms.

12.   We note your disclosure that you had no significant changes in your internal controls over financial reporting that occurred during your most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting. However, Item 308(c) of Regulation S-B requires you to disclose any change in your internal controls over financial reporting that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal controls over financial reporting. Please tell us whether there were changes to your internal controls over financial reporting that occurred during your last fiscal quarter that materially affected, or were reasonably

likely to materially affect, your internal controls over financial reporting. You should take this comment into consideration in preparing your future Item 308(c) disclosure.

Exhibits 31.1 and 31.2

13.   Please confirm that Mr. Morrison and Ms. McNamara signed these certifications in their individual capacity. In preparing future 302 certifications, please note that the language of the certification may not be altered in any manner. In this regard, you should not include the title of the office held by the signatory in the first line of the certifications. This comment also applies to exhibits 31.1 and 31.2 to the Form 10-QSB for the quarter ended September 20, 2005.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. Please respond to our comments that pertain to your periodic reports no later than January 26, 2005. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Rebekah Toton at (202) 551-3857 or me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Via Facsimile (604) 687-6314
        William L. Macdonald, Esq.
        Clark Wilson L.L.P.
        Telephone: (604) 687-5700